Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

July 26, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Anu Dubey

Re:	A&Q Multi-Strategy Fund (File Nos. 333-225537; 811-22500)

Dear Ms. Dubey:

On behalf of A&Q Multi-Strategy Fund (the "Fund"), transmitted for filing as EDGAR correspondence are the Fund's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), provided by you to me by telephone on July 11, 2019. The Staff's comments related to Post-Effective Amendment No. 1 ("Amendment No. 1") to the Registration Statement of the Fund on Form N-2 under the Securities Act of 1933, as amended (also constituting Amendment No. 18 to the Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended), filed with the Commission on June 5, 2019 (the "Registration Statement").

We propose to file an additional amendment to the Registration Statement ("Amendment No. 2") on or about July 30, 2019 in order to respond to the Staff's comments, formally incorporate the Fund's audited financial statements for the fiscal year ended March 31, 2019 and complete other omitted data, and seek effectiveness as of August 1, 2019.

Set forth below is a summary of the Staff's comments, and the Fund's responses thereto. Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in Amendment No. 1.

Prospectus

Comment 1. Please revise the disclosure that immediately follows the expense example to explain why the expense example does not include the impact of the Incentive Fee.

Response 1. We propose to revise the disclosure as follows:

The example is based on the fees and expenses set forth in the table above, but does not reflect the Incentive Fee. The Fund would not earn an Incentive Fee based on the assumption of a 5% annual return and the requirement to reflect the Fund's Acquired Fund Fees and Expenses in the example. The Fund's net profits, by definition, are calculated net of Fund total annual expenses, which, per the above fee table, would exceed 5%. The example should not be considered a representation of future expenses. Actual Fund expenses may be greater or less than those shown (and "Acquired Fund Fees and Expenses" may also be greater or less than that shown). Moreover, the Fund's actual rate of return may be greater or less than the hypothetical 5% return shown in the example. If the Investment Funds' actual rates of return exceed 5%, the dollar amounts could be significantly higher as a result of the Investment Funds' incentive fees.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

Securities and Exchange Commission

July 26, 2019

Comment 2. To the extent the Fund would like the Staff to review the Fund's completed fee table and expense example prior to the Fund filing Amendment No. 2, please include them in your EDGAR correspondence responding to the Staff's comments on the Registration Statement.

Response 2. Please see the below completed fee table and expense example, which will be included in Amendment No. 2:

The following table illustrates the expenses and fees that the Fund expects to incur and that shareholders can expect to bear. The expenses associated with investing in a "fund of funds," such as the Fund, are generally higher than those of other types of funds that do not invest primarily in other investment vehicles. This is because the shareholders in a fund of funds also indirectly pay a portion of the fees and expenses, including incentive fees, charged at the Investment Fund level.

Shareholder Transaction Expenses
Maximum Sales Load(1) (percentage of purchase amount)	2.00%
Maximum Redemption Fee	None(2)
Offering Expenses Borne by the Fund (as a percentage of offering amount)	0.02%

Annual Expenses (as a percentage of net assets attributable to Shares)
Advisory Fee	1.50%
Incentive Fee(3)	0.09%(4)
Interest Payments on Borrowed Funds(5)	0.04%
Other Expenses(6)	0.47%
Acquired Fund Fees and Expenses(7)	11.77%
Total Annual Expenses(8)	13.87%

(1)	Generally, the stated minimum initial investment in the Fund is Shares with an initial value of at least $50,000, which minimum may be reduced for certain shareholders, but not below $25,000. Investments may be subject to a waivable sales load of up to 2%. See "Plan of Distribution."

(2)	While the Fund does not impose any charges on a repurchase of Shares in the Fund, it may allocate to tendering shareholders withdrawal or similar charges imposed by an Investment Fund if the Adviser determines to withdraw from the Investment Fund as a result of a tender and such a charge was imposed on the Fund.

(3)	The Fund pays the Adviser an Incentive Fee, on a quarterly basis, at an annual rate of 5% of the Fund's net profits, if any. For the purposes of calculating the Incentive Fee for any fiscal quarter, net profits are determined by taking into account net realized gain or loss (including realized gain that has been distributed to shareholders during such fiscal quarter and net of Fund expenses) and the net change in unrealized appreciation or depreciation of securities positions, as well as dividends, interest and other income. No Incentive Fee will be payable for any fiscal quarter unless losses and depreciation from prior fiscal quarters (the "cumulative losses") have been recovered by the Fund. The cumulative loss to be recovered before payment of any Incentive Fees will be reduced in certain circumstances, including as a result of withdrawals by shareholders. The Adviser is under no obligation to repay any Incentive Fee previously paid by the Fund. The Incentive Fee is accrued monthly as a liability of the Fund and thus reduces the net asset value of all Shares. See "Risk Factors—Incentive Fee," "Management of the Fund—Incentive Fee" and "Redemptions, Repurchases of Shares and Transfers—Consequences of Repurchase Offers."

Securities and Exchange Commission

July 26, 2019

(4)	The Adviser earned Incentive Fees of $540,336 during the period from April 1, 2018 to March 31, 2019 (see footnote 3 above), which is expressed in the table as a percentage of the Fund's average net assets for the fiscal year ended March 31, 2019 of approximately $600 million. A larger Incentive Fee is reflective of positive investment performance. See "—Financial Highlights."

(5)	The Fund's interest expense for the fiscal year ended March 31, 2019 was $240,515.

(6)	"Other Expenses" are estimated based on average net assets of the Fund for the fiscal year ended March 31, 2019 of approximately $600 million. "Other Expenses" do not include any fees or expenses charged by Investment Funds (which are reflected separately under "Acquired Fund Fees and Expenses").

(7)	This calculation is based upon: (i) the fees and expenses of the Investment Funds in which the Fund is already invested (weighted by the relative amounts invested therein); and (ii) the fees and expenses of the Investment Funds in which the Fund intends to invest (weighted by the relative amounts of the anticipated net proceeds of the offering to be invested therein). Some or all of the Investment Funds in which the Fund invests charge incentive fees or allocations based on the Investment Funds' earnings. The incentive fees or allocations charged by unregistered Investment Funds in which the Fund invests generally are expected to approximate 20% of net profits. The "Acquired Fund Fees and Expenses" disclosed above are based on historic earnings of the Investment Funds in which the Fund invests, which may change substantially over time and, therefore, significantly affect "Acquired Fund Fees and Expenses." The amount of the Fund's average net assets used in calculating this percentage was based on average net assets for the fiscal year ended March 31, 2019 of approximately $600 million, plus anticipated net proceeds of approximately $631 million from this offering. The Adviser estimates that approximately 2.43% (as a percentage of the net assets attributable to Shares) of the 11.77% shown as "Acquired Fund Fees and Expenses" reflects operating expenses of the Investment Funds (i.e., management fees, administration fees and professional and other direct, fixed fees and expenses of the Investment Funds). The Adviser estimates that the balance of approximately 9.34% is attributable to performance-based fees and allocations as well as other investment-related expenses of the Investment Funds (for example, interest expense, dividends paid on investments sold short, bank charges and commissions, stock loan fees, etc.).

(8)	Total annual expenses shown in the table will increase or decrease over time based on the Fund's asset level and other factors.

The purpose of the table above and the example below is to assist you in understanding the various costs and expenses you would bear directly or indirectly as a shareholder in the Fund. For a more complete description of the various costs and expenses of the Fund, see "Management of the Fund."

Example:	1 Year	3 Years	5 Years	10 Years

You would pay the following expenses, including a sales load* (see footnote 1 above), on a $1,000 investment, assuming a 5% annual return:	$149	$374	$562	$904

*	Without the sales load, the expenses would be: $132 (1 Year), $362 (3 Years), $553 (5 Years) and $902 (10 Years).

Securities and Exchange Commission

July 26, 2019

The example is based on the fees and expenses set forth in the table above, but does not reflect the Incentive Fee. The Fund would not earn an Incentive Fee based on the assumption of a 5% annual return and the requirement to reflect the Fund's Acquired Fund Fees and Expenses in the example. The Fund's net profits, by definition, are calculated net of Fund total annual expenses, which, per the above fee table, would exceed 5%. The example should not be considered a representation of future expenses. Actual Fund expenses may be greater or less than those shown (and "Acquired Fund Fees and Expenses" may also be greater or less than that shown). Moreover, the Fund's actual rate of return may be greater or less than the hypothetical 5% return shown in the example. If the Investment Funds' actual rates of return exceed 5%, the dollar amounts could be significantly higher as a result of the Investment Funds' incentive fees.

* * * * * * * *

Should you have any questions or comments, please feel free to contact me at 212.969.3359 (bgreen@proskauer.com) or Gary L. Granik of this office at 212.969.3369 (ggranik@proskauer.com).

Very truly yours,

/s/ Brad A. Green
Brad A. Green

cc: Gary L. Granik